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                                                                    Exhibit e(2)

                       AMENDMENT TO DISTRIBUTION AGREEMENT

                                December 12, 2002

Credit Suisse Asset Management
     Securities, Inc.
466 Lexington Avenue
New York, New York  10017-3147

Ladies and Gentlemen:

            Pursuant to Section 7 of the Distribution Agreement (the "Distribution Agreement") by and between Credit Suisse Cash Reserve Fund, Inc. (the "Fund") and Credit Suisse Asset Management Securities, Inc., dated August 1, 2000, the Distribution Agreement is hereby amended to delete Section 1.8 and replace it in its entirety by the following:

            1.8(a) With respect to the Class A, B and C shares shares, the Fund will compensate the Distributor for its services in connection with distribution of Shares by the Distributor in accordance with the terms of the plans of distribution (the "Plans") adopted by the Fund pursuant to Rule 12b-1 under the 1940 Act with respect to such Classes, as such Plans may be in effect from time to time. The Fund reserves the right to modify or terminate such Plans at any time as specified in the Plans and Rule 12b-1, and this Section 1.8(a) shall thereupon be modified or terminated to the same extent without further action of the parties. In addition, this Section 1.8(a) may be modified or terminated by the Board members as set forth in Section 8 hereof. The persons authorized to direct the payment of funds pursuant to this Agreement and the Plans shall provide to the Fund's Board, and the Board members shall review, at least quarterly a written report of the amounts so paid and the purposes for which such expenditures were made. The amounts paid under this Agreement are in addition to the amount of any initial sales charge or contingent deferred sales charge, if any, paid to the Distributor pursuant to the terms of the Fund's Registration Statement as in effect from time to time.

            (b) With respect to the shares of Common and Advisor Classes, the Fund will pay certain amounts to certain persons consistent with the terms of the Co-Administration Agreement between the Distributor and the Fund and the distribution plans if adopted with respect to such Classes.

            Except as expressly amended by this Amendment, the Distribution Agreement shall remain in full force and effect as the same was in effect immediately prior to the effectiveness of this Amendment. All references in the Distribution Agreement to "this Agreement" shall be deemed to refer to the Distribution Agreement as amended by this Amendment.

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            Please confirm that the foregoing is in accordance with your understanding by indicating your acceptance hereof at the place below indicated, whereupon it shall become a binding agreement between us.

                                    Very truly yours,
                                    CREDIT SUISSE CASH RESERVE FUND, INC.


                                    By: /s/ Hal Liebes
                                        --------------
                                        Name: Hal Liebes
                                        Title: Vice President and Secretary

Accepted:

CREDIT SUISSE ASSET MANAGEMENT
SECURITIES, INC.


By: /s/ Hal Liebes
    --------------
    Name:  Hal Liebes
    Title: Secretary